UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 23, 2019

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

+44-751-360-5012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Annual General Meeting

On September 23, 2019, VivoPower International PLC (the “Company”) held its annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following eight resolutions, each of which was approved by no less than 99.86% of votes cast:

1.	To receive the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2019 (the "March 2019 Annual Report").

2.	To approve the directors’ remuneration report for the financial year ended 31 March 2019 as set out on pages 26 to 30 of the March 2019 Annual Report (the "Directors' Remuneration Report").

3.	To receive the accounts and the reports of the directors and the auditors for the financial period ended 30 June 2019 (the "June 2019 Annual Report").

4.	To approve the directors’ remuneration report for the financial period ended 30 June 2019 as set out on pages 28 to 33 of the June 2019 Annual Report (the "Directors' Remuneration Report").

5.	To re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.

6.	To authorise the Company's audit committee to determine the remuneration of the auditors.

7.	To re-elect Kevin Chin as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

8.	To re-elect Shimi Shah as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 23, 2019	VivoPower International PLC

/s/ Art Russell
Art Russell Interim Chief Executive Officer